UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)


                              CAVIT SCIENCES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   14964T 10 1
                                 (CUSIP Number)


                       Isthmus Investments Management S.A.
                             Adam Carmody, President
                                  P.O. Box 1508
                           World Trade Centre, Panama
                               Republic of Panama
                                  507-263-5659
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 18, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Isthmus Investments Management S.A.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Panama
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,500,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,500,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,500,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.7% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Cavit Sciences, Inc., a Florida corporation ("Cavit" or the "Issuer"). The address of Cavit's principal office is 20 NW 181st Street, Miami, Florida 33169.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Isthmus Investments Management S.A.

     (b)  Business Address

          P.O. Box 1508, World Trade Centre, Panama, Republic of Panama

     (c)  Present Principal Business

          Isthmus Investments Management S.A. is an investment management company.

     (d)  During the last five years,  Isthmus Investments  Management S.A.. has
          not  been  convicted  in  a  criminal   proceeding(excluding   traffic
          violations or similar misdemeanors).

     (e) During the last five years, Isthmus Investments Management S.A. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship

          Panama

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 18, 2008, Isthmus Investments Management S.A. acquired 1,250,000 shares of Cavit common stock as a result of a Stock Purchase Agreement with Cavit for an aggregate consideration of $250,000.

                                  SCHEDULE 13D
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CUSIP NO. 14964T 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

Isthmus Investments Management S.A. acquired 1,250,000 shares of Cavit common stock as a result of a Stock Purchase Agreement with Cavit as described in Item 3 above. Except for the possible exercise of warrants to purchase up to 1,500,000 additional shares of Cavit common stock, Isthmus Investments Management S.A. currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Cavit or the disposition of securities of Cavit;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or  liquidation,   involving  Cavit  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Cavit or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Cavit, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Cavit;

     (f)  Any other material change in Cavit's business or corporate structure;

     (g) Changes in Cavit's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cavit by any person;

     (h) Causing a class of securities of Cavit to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Cavit  becoming   eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 14964T 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 19,121,617 shares of Cavit common stock outstanding. Isthmus Investments Management S.A. beneficially owns 1,500,000 shares of Cavit common stock (including warrants to purchase 250,000 shares of Cavit common stock in the next 60 days) or approximately 7.7 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Isthmus Investments Management S.A. has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 1,500,000 shares of the Cavit common stock owned directly by it.

     (c)  Transactions within the Past 60 Days

          Isthmus   Investments   Management   S.A.   has  not  engaged  in  any
          transactions in Common Stock of Cavit during the past sixty days other than the transactions described in Item 3 and Item 4.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       January 23, 2008
                                       (Date)

                                       Isthmus Investments Management S.A.


                                       /s/ Adam Carmody
                                       -----------------------------------
                                       Signature

                                       Adam Carmody
                                       -----------------------------------
                                       Name

                                       President
                                       -----------------------------------
                                       Title